REXAM

RECEIVED

2007 JUL 10 P 3:27

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07025098

04 July 2007

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

7/11

Rexam PLC
4 Millbank
London, SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109
www.rexam.com

FILE 82-3

Latest News

04 July 2007

Rexam acquires Russian beverage can maker for US$297m

Rexam, the global consumer packaging company and the world's leading beverage can maker, is pleased to announce that it has agreed to acquire Rostar, the Russian beverage can maker, from En+ Group Limited, the parent of Rusal, the Russian aluminium group, for a total cash consideration of US$297m (£149m), including borrowings assumed.

The acquisition, which requires regulatory approvals, including approval from the Federal Antimonopoly Service of the Russian Federation, is expected in 2008 to both cover Rexam's cost of capital, including synergies, and be earnings enhancing. It is expected to complete during the fourth quarter of 2007 and that Rexam's current debt ratings will be maintained.

Rostar has two manufacturing facilities: one near Moscow and one near St Petersburg. The Moscow plant, which includes an end making facility, has an annual capacity of some 1.3bn beverage cans, while the St Petersburg plant has a capacity of 1.7bn beverage cans.

In 2006, Rostar had sales of US$214m. As Rostar was part of Rusal, it did not hedge its aluminium exposure and, in common with the rest of the European beverage can industry, 2006 profits were adversely impacted by aluminium price volatility. Profits, however, are expected to improve in 2007. As at 31 December 2006 Rostar had net operating assets of US$181m.

Commenting on the acquisition, Leslie Van de Walle, Rexam's CEO, said: "The acquisition of Rostar is fully in line with our emerging markets strategy and represents an excellent opportunity for Rexam. We have been in Russia for over 10 years, and the acquisition, along with our new greenfield plant in Argayash and the investment in new lines at our existing plant, positions us well in this growth market."

Enquiries

Rexam
Leslie Van de Walle, Chief Executive +44 20 7227 4100
David Robbie, Finance Director
Jonathan Thornton, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Credit Suisse is acting as exclusive financial adviser to Rexam on the acquisition.

<< back to news

END